April 13, 2018

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC  20549

ATTN:John Stickel, Staff Attorney

Anne Nguyen Parker, Assistant Director

Re:Amendment No. 2 to Registration Statement on Form S-1

Filed April 5, 2018

File No. 333-223078

Dear Mr. Stickel and Ms. Parker:

Below please find our responses to the Staff’s comment letter dated April 13, 2018 regarding the above referenced matter.  Per your request, our responses are keyed to the enumerated questions and comments in your comment letter.

Also, please be advised that the Company has filed Amendment No. 3 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system.

Notes to Financial Statements

Note 7 – Subsequent Events, page F-11

1.We note the third paragraph of your footnote states “As of April 5, 2018, the Company had 190,003,000 shares of common stock issued and outstanding.” Assuming Note 7 to your financial statements is audited, please reconcile the date in the footnote to your auditor’s report dated February 16, 2018. Alternatively, if the footnote is unaudited, please label Note 7 accordingly.

We have revised the date to reflect the auditor’s report.  See page F-11.

Exhibit 23.1

2.The consent provided by your independent accounting firm refers to a report date of April 5, 2018; however, the date of their audit report included in the Form S-1 is dated February 16, 2018. Please provide a revised consent that refers to the correct audit report date.

Our auditor has issued a new consent letter.  See Exhibit 23.1.

Please contact Taurus Financial Partners, LLC at (305) 938-0535 with any questions you may have relating to this matter or to request a marked hard copy of amended filing.

Very truly yours, /s/ Kao Lee
Kao Lee President and Chief Executive Officer